EXHIBIT 99.1

Bellatrix Announces Deregistration With the United States Securities and Exchange Commission and Filing of Form 15F

CALGARY, Alberta, May 08, 2019 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX: BXE) today announces that it plans to file a Form 15F with the United States Securities and Exchange Commission (the "Commission" or "SEC") to voluntarily terminate the registration of its common shares and its reporting obligations under Section 13(a) and Section 15(d) of the United States Securities Exchange Act of 1934 ("Exchange Act"). Bellatrix’s Exchange Act reporting obligations will be immediately suspended upon filing the Form 15F. The termination of Bellatrix’s registration and of its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act is expected to be effective 90 days after filing. Bellatrix is current with all of its reporting requirements under the Exchange Act and is not listed on any US exchange. In determining to deregister, Bellatrix’s Board of Directors considered the administrative burden and costs associated with being a US reporting company and believe that the costs outweigh the benefits. Bellatrix will continue to comply with its Canadian continuous disclosure obligations, and its common shares will continue to trade on the Toronto Stock Exchange.

An electronic copy of the Form 15F may be obtained on Bellatrix’s website at www.bxe.com or on the Company’s EDGAR profile at www.sec.gov/edgar.shtml.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com